Exhibit 99.1

TSX:           JE; NYSE: JE
•	FOR IMMEDIATE RELEASE

PRESS RELEASE

Just Energy Renews Revolving Credit Facility

TORONTO, ONTARIO - - October 2, 2013 - - Just Energy Group, Inc. (TSX:JE; NYSE:JE), a competitive retailer of natural gas and electricity, today announced that it reached agreement with its syndicate of lenders to renew and extend its revolving credit facility for a period of two years from the closing date of October 2, 2013.  Based on projected operating requirements, the line has been set at $300 million with a Just Energy option to draw up to $340 million between closing and February 28, 2014. The pricing of the renewed facility is the same as that of the previous extension.

The agreement has been reached with a syndicate of 7 banks led by Canadian Imperial Bank of Commerce and including Royal Bank of Canada, National Bank of Canada, The Toronto Dominion Bank, The Bank of Nova Scotia, Alberta Treasury Branches and HSBC Bank Canada.

Commenting on the renewal, CEO Ken Hartwick stated: “We have made it a priority to reduce our overall level of indebtedness and are pleased to complete another step in our efforts to strengthen our balance sheet. When we announced our first quarter results, we noted that our projected need for our revolving credit line would decrease based on the improving cash flow of our business. Based on this, we have reduced our line to $340 million and will further reduce it to $300 million by February 28, 2014. We remain focused on executing on our long-term growth strategy, which includes enhancing market share in North America, continued expansion in the U.K. market and increasing customer value through product bundling.”

Executive Chair Rebecca MacDonald added: “I am very pleased with the continued confidence in Just Energy shown by our lending syndicate in renewing our revolving facility for an additional two year term.  We have a longstanding relationship with our bankers and we look forward to working with them to support the future growth of our Company. This renewal reflects one step in the Just Energy’s plan to reduce its overall debt level. The Company is reviewing a number of options for further debt restructuring and reduction.”

About Just Energy Group Inc. Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and the United Kingdom, Just Energy serves close to 2 million residential and commercial customers (4.5 million RCEs) through a wide range of energy programs and home comfort services, including fixed-price or price-protected energy program contracts, the rental of water heaters, furnaces and air conditioners and the installation of solar panels. The Company's JustGreen®products provide consumers with the ability to help them reduce the environmental impact of their everyday energy use.  Just Energy is the parent to Amigo Energy, Commerce Energy, Hudson Energy, Hudson Energy Solar, National Home Services, Momentis, Tara Energy and Terra Grain Fuels.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Beth Summers, CPA, CA
Chief Financial Officer
Phone: (905) 795-4206
bsummers@justenergy.com

or

Michael Cummings
Investor Relations
FTI Consulting
Phone: (617) 897-1532
Michael.Cummings@FTIConsulting.com